August 9, 2017
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson
Branch Chief
Office of Consumer Products

Re: Energy Transfer Equity, L.P.
Energy Transfer Partners, L.P.
Forms 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File Nos. 1-32740 and 1-11727

This letter sets forth the responses of Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 26, 2017 with respect to ETE’s and ETP’s Annual Reports on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments
Energy Transfer Equity, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Results of Operations, page 75

Segment Operating Results, page 77

1.
We have reviewed your response to comment 2. Because cost of products sold excludes depreciation, we believe your computation of “gross margin” represents a non-GAAP measure subject to the disclosure requirements in Item 10(e) of Regulation S-K. Refer, for example, to SAB Topic 11:B. As such, we re-issue the previous comment. Please tell us how your presentation of this measure labeled as gross margin complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Please also refer to the guidance in Question 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures revised May 17, 2016 and revise to comply with Item 10(e)(1) of Regulation S-K for your non-GAAP measures. Please also address this comment as it relates to Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Response: We acknowledge the Staff’s comment, and we understand that our previous computation of “gross margin” represented a non-GAAP measure based on the guidance in SAB Topic 11:B. For Energy Transfer Equity, L.P. the measure of “gross margin” has been excluded from the Form 10-Q filed on August 9, 2017 and will be excluded from future filings.
The Staff’s comment also requests that we address the comment as it relates to the Energy Transfer Partners, L.P. Form 10-K (File No. 1-11727). In order to avoid confusion with respect to the remainder of this response, we advise the Staff that the registrant that filed this Form 10-K has subsequently been renamed as Energy Transfer, LP. In connection with the merger of Energy Transfer Partners, L.P. and Sunoco Logistics Partners L.P. in April 2017, Energy Transfer Partners, L.P. changed its name to Energy Transfer, LP and Sunoco Logistics Partners L.P. changed its name to Energy Transfer Partners, L.P. Subsequent to the merger, Energy Transfer, LP is a wholly owned subsidiary of Energy Transfer Partners, L.P. Energy Transfer, LP continues to file periodic reports on Form 10-Q and Form 10-K with the reduced disclosure format, as reflected in its Form 10-Q filed on August 9, 2017. Upon changing to the reduced disclosure format, Energy Transfer, LP changed the format of its results of operations discussion in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and no longer presents “gross margin.”
The merger resulted in the legal acquiree (the entity named Energy Transfer Partners, L.P. prior to the merger) being treated as the surviving consolidated entity from an accounting perspective. Consequently, the financial statements of Energy Transfer Partners, L.P. (formerly Sunoco Logistics Partners L.P.) now reflect the legal acquiree in the periods prior to the merger. While the Staff’s comment letter does not specifically address the filings of post-merger Energy Transfer Partners, L.P. (File No. 1-31219), we have considered the Staff’s comments for those filings as well and have revised the presentation of segment operating results to comply with Item 10(e)(1) of Regulation S-K, as reflected in the Form 10-Q filed on August 9, 2017. Specifically, we changed the title of “gross margin” to “Segment Margin” and have added (i) a description of the non-GAAP measure, including the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding results of operations, and (ii) a reconciliation of the difference between the non-GAAP measure of Segment Margin and the GAAP measure of operating income on a consolidated basis. These additional disclosures are included on pages 42 and 43 of the Form 10-Q filed on August 9, 2017 (File No. 1-31219) and similar disclosures will also be included in future filings of post-merger Energy Transfer Partners, L.P.
Estimates and Critical Accounting Policies, page 101

Impairment of Long-Lived Assets and Goodwill, page 104

2.
We reviewed your response to comment 4. While we understand certain information about key assumptions is inherent in the description of the assumption itself and/or is disclosed in other sections of the Form 10-K, such as in Risk Factors, we believe best practices would be to elaborate under critical accounting policies on (i) the degree of uncertainty associated with key assumptions and (ii) potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in future impairment, with use of appropriate cross referencing to other sections of the document, where practical. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350. Please consider in future filings, as applicable.

Response: We acknowledge the Staff’s comment and have included additional disclosure in the Forms 10-Q of Energy Transfer Equity, L.P., Energy Transfer, LP and Energy Transfer Partners, L.P., each filed on August 9, 2017. The additional disclosure may be found in “Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the section title “Estimates and Critical Accounting Policies.” We will also include these disclosures in the third quarter 2017 Form 10-Q filings for each of these entities. For future Form 10-K filings, we will also include similar information relevant to the key assumptions used in our goodwill impairment testing, including the degree of uncertainty associated with those assumptions, the extent to which the estimated fair value exceeds the carrying value for reporting units with goodwill balances, and potential future events and/or changes in circumstances that could reasonably be expected to negatively affect those assumptions and result in future impairment.
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Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Thomas E. Long
Thomas E. Long
Group Chief Financial Officer – ETE
(214) 840-5400

Cc:    Kenneth Clay, Grant Thornton LLP